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SEC FILE NUMBER
001-12815

CUSIP NUMBER
167250109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Chicago Bridge & Iron Company N.V.

Full Name of Registrant

Former Name if Applicable

Polarisavenue 31

Address of Principal Executive Office (Street and Number)
2132 JH Hoofddorp, The Netherlands

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chicago Bridge & Iron Company N.V. (“CB&I” or the “Company”) is not able to timely file its annual report on Form 10-K for the year ended December 31, 2005, which was due March 16, 2006.

As previously announced, the Audit Committee of the Supervisory Board of CB&I, composed of independent outside directors, initiated an independent inquiry in October 2005 into certain alleged accounting improprieties and engaged legal counsel and accounting advisors to assist in the inquiry. As part of the Company’s finalization of its financial statements for the third quarter of 2005 and for the year ended December 31, 2005, the Company has focused on certain internal control processes with respect to certain projects where weaknesses have been identified. Accordingly, we and our outside auditors have continued to perform an extensive review of certain of our existing contracts to ensure proper reporting of financial performance. This review is nearing completion.

In addition to the above, we identified certain accounting issues, not directly related to the subject matter of the inquiry, that have required further evaluation. These issues could give rise to additional adjustments that might result in restatement for items we believe are in substantial part related to timing issues. This evaluation is ongoing and may lead to a downward adjustment of previously issued guidance regarding earnings per share for the year ended December 31, 2005, but would not alter previously disclosed information concerning new business taken, backlog, and cash and cash equivalents.

The filing of our 2005 Form 10-K depends upon the completion of these processes. We will file our 2005 Form 10-K promptly upon completing the preparation and audit of our financial statements for the year ended December 31, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Walter G. Browning	(832)	513-1536
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 has not been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our 2005 results were unfavorably impacted by provisions for specific projects in loss positions within our North America and EAME segments, as well as increased selling, general and administrative costs. Also included in our 2005 results was the recognition of a $7.9 million ($0.05 per share) gain associated with the sale of non-core-business related technology.

Our North American segment was impacted by several key factors, inc luding recognition of potentially unrecoverable costs on two projects (one that is substantially complete and another that was partially canceled and is currently on hold) and increases in forecasted costs to complete several projects in the United States resulting from higher than expected construction costs consisting primarily of third party construction sublets.

The decrease in the EAME segment was primarily attributable to provisions for a project forecasted to be in a loss position as a result of d elays resulting from harsh weather conditions and material supply issues. Also impacting the segment were costs associated with pursuit of claims recovery.

To the extent adjustments are required to reflect the results of the project review effort referred to in Part III above, their impact on project costs and therefore gross profit, operating income and net income reported for 2005 will have to be quantified. Until this process is complete, we will not be able to make an accurate comparison of 2005 resu lts with the results from the prior fiscal year.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this Form 12b-25 may include forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof, and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncerta inties include the results and effect of the registrant’s ongoing review of its historic financial statements and any restatement of its financial statements, and the material risks described under "Risk Factors" as set forth in our Form 10-K filed March 11, 2005 with the Securities Exchange Commission. Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-lookin g statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

Chicago Bridge & Iron Company N.V.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Richard E. Goodrich